Exhibit 4.13

Framework Agreement

Effective as of this 3rd day of February, 2004 (the “Effective Date”), this Agreement is made by and between FMC Corporation, FMC BioPolymer, 1735 Market Street, Philadelphia, PA 19103 USA, a company organized under the laws of the State of Delaware (“FMC”) and BioProgress PLC, Hostmoor Avenue, March, Cambridgeshire, PE15 0AX, United Kingdom, a company organized under the laws of England and Wales (“BioProgress”) for the purpose of setting forth in overview fashion the framework of their long-term cooperation related to the NRobe™ dosage form, process, equipment and/or related technologies.

WHEREAS, BioProgress and FMC are entering into a global strategic alliance whereby FMC will receive an exclusive worldwide license for the NRobe™ System technology for all uses, pursuant to which : (i) FMC will be solely responsible for commercialization of the NRobe™ System and related films, and (ii) FMC will buy NRobe™ equipment from BioProgress for resale or license with the total NRobe™ System to customers around the world;

WHEREAS, BioProgress and FMC have acknowledged that to implement their long-term alliance a series of agreements will be required related to licensing, technology development, equipment sale, film supply and related matters; and

WHEREAS, BioProgress and FMC desire to set forth in overview fashion those agreements and establish a vehicle for administration and decision-making within the context of their long-term alliance.

The parties therefore agree as follows:

Article One - Definitions

1.1 “Change of Control” shall mean either

a) any Person acquires or possesses beneficial ownership of Voting Stock of BioProgress entitling the holder(s) thereof to more than 51% of the voting power of the then outstanding Voting Stock of BioProgress (and “beneficial ownership” shall mean the right to dispose or sell the relevant securities) ; or

b) BioProgress enters into a merger, consolidation, reorganization or similar transaction (including a series of related transactions) with another

Person as a result of which, immediately following such transaction, less than a majority of the number of shares or the voting power of the then outstanding Voting Stock of the surviving entity of such transaction is beneficially owned by Persons who were shareholders of BioProgress immediately prior to such transaction or series of related transactions.

1.2 “Equipment Purchase Agreement” shall mean the agreement by which BioProgress shall supply NRobe™ machines to FMC.

1.3 “Film Supply Agreement” shall mean an agreement pursuant to which BioProgress will supply film for dosage forms to FMC.

1.4 “Framework Agreement” shall mean this Agreement.

1.5 “Master License Agreement” shall mean the license agreement by which intellectual property of BioProgress Technology International, Inc. to the NRobe™ System is licensed to FMC.

1.6 The “NRobe™ Agreements” shall mean this Agreement, the Master License Agreement, the Trademark Assignment Agreement, the Film Supply Agreement and the Equipment Purchase Agreement.

1.7 The “NRobe™ System” shall have the meaning set forth in the Master License Agreement.

1.8 “Liaison Team” shall have the meaning set forth in Article Three.

1.9 “Trademark Assignment” shall mean the agreement by which the NRobe™ trademark is assigned to FMC by BioProgress Technology International, Inc.

Capitalized terms not defined herein shall have the meaning set forth in the Master License Agreement

Article Two - Interdependent Agreements; Statement of Purpose

2.1 FMC and BioProgress are entering into the NRobe™ Agreements as a package, and their long-term alliance is based upon all the NRobe™ Agreements as a whole. The parties are entering each of the NRobe™ Agreements on an interdependent basis so that the consideration for each such agreement is consideration for entering into the obligations and rights under each of the other agreements, provided however, that each individual agreement may be terminated pursuant to its own terms with the effect (if any) on the remaining NRobe™ Agreements set out in the agreements concerned.

2.2 As a basis for understanding the context of all the NRobe™ Agreements, the parties acknowledge that FMC will receive from BioProgress by means of the Master License Agreement an exclusive license for the NRobe™ System intellectual property and all other enabling NRobe™ technologies in accordance with the Master License Agreement. FMC will then commercialize the NRobe™ System on a global basis utilizing business structures that it will establish. FMC will have the direct relationship with customers or sublicensees of the NRobe™ System. BioProgress will supply NRobe™ machines to FMC under the Equipment Purchase Agreement, which establishes specific delivery benchmarks and performance specifications. In return, FMC undertakes, pursuant to the Master License, certain minimum purchase obligations. FMC will manufacture, or have manufactured for it, film for use in the NRobe™ machines. FMC acknowledges, however, that BioProgress will itself establish and maintain a facility for the production of film suitable, among other things, for use in the NRobe™ System and will supply to FMC such quantities of such film as FMC shall order from time to time in accordance with the Film Supply Agreement. FMC will pay a royalty to BioProgress as set forth more fully under the Master License Agreement. BioProgress’ revenue streams under the NRobe™ Agreements shall include both these royalties and a net return on NRobe™ machines supplied to FMC. BioProgress shall make available to FMC know -how and materials sufficient to permit development of the NRobe™ System pursuant to the technology transfer provisions of the Master License Agreement. Subsequent to the initial technology transfer provided for in the Master License Agreement, BioProgress may also provide additional assistance to FMC in the further development of the NRobe™ System as agreed from time to time by the Liaison Team but, unless otherwise expressly provided in any other NRobe™ Agreement, BioProgress shall be entitled to charge for such assistance on a time and materials basis at BioProgress’ then current hourly rate for the personnel concerned or such other basis as the parties may agree from time to time, provided however, that such charges shall not apply to joint development work related to the NRobe™ equipment, which shall be addressed in the Equipment Purchase Agreement.

2.3 The provisions of this Agreement shall apply generally to the activities of the parties with respect to the NRobe™ System, provided however that nothing contained herein shall be deemed to modify or restrict the application of the explicit terms of each of the separate NRobe™ Agreements, including the termination provisions of such agreements. To the extent that the terms of this Agreement do not conflict with the more specific terms of any of the other

NRobe™ Agreements, they shall apply to the performance of those other NRobe™ Agreements.

Article Three Liaison Team

3.1 FMC and BioProgress shall establish a joint committee known as the Liaison Team which will oversee their long-term cooperation on the NRobe™ Technology. The Liaison Team shall, among other things:

•	seek to ensure the continuing refinement of the NRobe™ System;

•	oversee and seek to ensure the delivery by BioProgress of the NRobe™ equipment to FMC pursuant to the schedule and criteria set forth in the Equipment Purchase Agreement;

•	develop and approve appropriate plans and work schedules for tasks required by the alliance;

•	seek to expedite and facilitate the commercialization of the NRobe™ System;

•	seek to resolve issues arising in the performance of the N Robe™ Agreements.

3.2 The Liaison Team shall include two (2) representatives from FMC and two (2) representatives from BioProgress. The committee shall be advisory only and shall seek to act by consensus to enable and enhance the success of the NRobe™ system. The Liaison Team shall not be entitled to take decisions binding on either party without the express consent of both parties. Neither party shall have a casting vote.

3.3 The Liaison Team shall meet at least once a year at a location to be mutually agreed. Either party shall be entitled to call for other meetings of the Liaison Team at its reasonable discretion, also at a mutually agreed location. FMC shall designate the chairman of the Liaison Team, who shall be responsible for agreeing to meeting dates, assembling meeting agenda and general administration aspects. Unless otherwise agreed, the parties will bear their own expenses for attendance at Liaison Team meetings.

Article Four - Confidentiality

4.1 The parties acknowledge that in the course of their alliance they will be exchanging information that is confidential. Written information provided by a party that is labeled as confidential or which is, by its nature, confidential (“Confidential Information”), shall be treated as such. Specifically, their recipients shall hold such Confidential Information in confidence, will not disclose it to others without the prior written consent of the disclosing party; and will limit dissemination of the Confidential Information within its own organization to employees, consultants, contractors, and agents who have a bona fide need to know it for the purpose of the Agreements and who are subject to obligations of secrecy and limited use no less stringent than those set forth herein. Such employees, consultants, contractors and agents may include those of wholly owned or controlled subsidiary companies.

4.2 The foregoing obligations of confidentiality and restricted use shall not apply to any portion of the Confidential Information recipient can demonstrate by tangible records:

(a)	was known to recipient prior to its receipt from the other party;

(b)	was published or available to the public prior to its receipt from the other party or thereafter becomes published or available to the public through no act or fault of recipient;

(c)	is disclosed to recipient, free of restrictions on use and commitments of confidentiality, by a third party which did not derive the same directly or indirectly from the disclosing party and which has the legal right to so disclose the same; or

(d)	is developed by recipient independently of the Confidential Information as received hereunder.

4.3 The above terms of confidentiality supersede those set forth in the Confidential Disclosure Agreement between the parties signed September 11, 2002, which upon signing of this Agreement shall be of no further legal effect.

Article Five - Public Statements

5.1 Subject to Clause 5.2, the parties agree to consult with each other regarding public statements made about their alliance and their mutual cooperation under the N Robe™ Agreements, while complying with the confidentiality obligations set forth above.

5.2 Notwithstanding the foregoing in Articles 4 and 5, a party may make any disclosure where required by applicable Law or applicable stock exchange regulation or order or other ruling of a competent court.

Article Six - Duration

This Agreement shall be legally effective as of the Effective Date and shall continue in full force and effect for as long as any of the NRobe™ Agreements remain in force and effect.

Article Seven - Dispute Resolution

In the event of any dispute or disagreement between FMC and BioProgress as to the interpretation of any provision of the NRobe™ Agreements, they shall endeavor through the Liaison Team to resolve the matter amicably. Should the Liaison Team be unable to resolve the issue within ninety (90) days of it being referred to it, the issue may, by written request of either party, be referred to senior managers for decision, each party being represented by a senior manager (“Senior Manager”) who shall be designated by each party for this purpose within fifteen (15) days of the date a written request for such referral is received. The Senior Managers shall promptly meet in a good faith effort to resolve the dispute. If the Senior Managers do not agree upon a decision within sixty (60) days after reference to them, each of the parties shall be free to exercise the remedies available to them under applicable law.

Article Eight - Change of Control

In the event of a Change of Control of BioProgress FMC shall have the right (but not the obligation) at its sole option to direct BioProgress to do one or more of the following, each of which BioProgress agrees to perform:

a. terminate BioProgress’ role in the supply of NRobe™ Equipment under the Equipment Purchase Agreement, in which case BioProgress shall assign its contracts with any equipment manufacturer to FMC, provided however that should FMC terminate the Equipment Purchase Agreement, FMC shall thereafter, in lieu of the payments which would otherwise have been due or payable then or thereafter to BioProgress pursuant to the Equipment Purchase Agreement (assuming it was still then in effect), pay to BioProgress in respect of each unit of NRobe™ Equipment purchased from such equipment manufacturer or subsequent equipment manufacturer approved by FMC or its Affiliates during the period from termination of such contract until *, a sum equal to * percent (*%) of the price paid by FMC or its Affiliates to such manufacturer for such unit of NRobe™ Equipment, payable within 30 days of delivery of each

Equipment. The provisions of Article 2.9 of the Master License Agreement with regard to minimum performance criteria shall be deemed to apply in respect of such purchases and FMC undertakes to comply with its obligations thereunder in respect of such purchases; and

b. BioProgress shall (i) transfer the ownership of the LICENSED PATENT APPLICATIONS set forth in Exhibit A to the Master License Agreement to a wholly owned direct or indirect subsidiary of BioProgress incorporated solely for the purpose of holding such LICENSED PATENT APPLICATIONS, and (ii) grant to FMC proxies to vote all the shares of such company in order solely to effect all of BioProgress’ obligations as contained in the Master License Agreement with respect to such LICENSED PATENT APPLICATIONS; and should BioProgress fail to effect the matters set forth in sub-clauses (i) and (ii) above within ninety (90) days of the date of the Change of Control, BioProgress shall transfer such LICENSED PATENT APPLICATIONS to FMC free of any fee.

Article Nine - General Provisions

9.1 Governing Law. This Agreement shall be governed by and construed according to the laws of the Commonwealth of Pennsylvania without regard to its conflict of laws rules.

9.2 Assignment. This Agreement may not be assigned to a third party by either party without the prior written consent of the other party, provided however, that FMC may freely assign the NRobe™ Agreements, or delegate performance under any of the NRobe™ Agreements to any FMC subsidiary for so long, only, as such subsidiary remains a subsidiary of FMC in which case FMC shall, nonetheless, remain liable to BioProgress for any acts or omissions of such subsidiary in relation to the NRobe™ Agreements so assigned or delegated, and for the purpose of this Agreement “subsidiary” shall mean a corporation or other entity, a majority of the Voting Shares of which is at the time owned, directly or indirectly, by a party to this Agreement or by one or more other subsidiaries, or by a party to this Agreement and one or more other subsidiaries, and Voting Shares shall mean stock or other securities of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation or other entity (irrespective of whether or not at the time stock or other securities of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

9.3 Taxes. Unless otherwise agreed in writing all taxes in connection with or related to the execution of this Agreement shall be borne by BioProgress and FMC, respectively, each for their respective activities under this Agreement.

9.4 Amendments. Alterations and modifications of and amendments to this Agreement shall only be valid if made in writing and executed by the authorized representatives of both parties.

9.5 Partial Invalidity. In the event that any of the provisions of this Agreement or the Agreements are invalid because they are inconsistent with the applicable law, this shall in no manner affect the validity of any other provisions hereof. The parties hereto shall be obliged to replace any such invalid provisions by new provisions having similar economic effects to the extent legally possible.

9.6 Expenses. Each party shall pay its own expenses incurred with drafting, negotiating and concluding the NRobe™ Agreements and any related due diligence or other preparation.

9.7 Notices. Notice to either party under this Agreement and any of the Interdependent Agreements shall be provided as follows:

If to FMC:

Division Manager, FMC BioPolymer

FMC Corporation

1735 Market Street

Philadelphia, PA 19103 USA

If to BioProgress:

Chief Executive Officer

Hostmoor Avenue,

March Cambridgeshire

PE15 0AX, United Kingdom

9.8 Further Assurances. Following the execution of the NRobe™ Agreements, each party shall, at the request of the other, deliver further instruments of transfer and take all actions as may be necessary to give full effect to the NRobe™ Agreements including, but not limited to, documents that may be necessary for intellectual property registrations.

9.9 Waiver. The failure of either party to this Agreement or the Agreements to insist upon the strict performance of any or all of the terms and conditions hereof or to exercise any right or privilege herein conferred, shall not be construed as a waiver of any such term, condition, right or privilege.

9.10 No Partnership or Agency Created. Nothing in the NRobe™ Agreements shall be deemed to create or constitute a partnership or other legal entity between FMC and BioProgress, nor do they create any legal agency between the parties.

9.11 Two Originals. This Agreement is executed in the English language in two (2) execution copies, both being regarded as originals.

AGREED TO:

/s/ Theodore H. Butz	/s/ Graham Hind
FMC Corporation Date: February 3, 2004	BioProgress PLC Date: February 3, 2004